

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

April 12, 2016

Paul W. Nester
Vice President, Secretary, Treasurer and CFO
RGC Resources, Inc.
519 Kimball Avenue, N.E.
Roanoke, VA 24016

> **Re: RGC Resources, Inc.**
> **Form 10-K for Fiscal year Ended September 30, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 10, 2015**
> **File No. 000-26591**

Dear Mr. Nester:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Howard T. Lyon